Exhibit I

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D/A

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D/A to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts. Notwithstanding the foregoing, each of the undersigned disclaims beneficial ownership of the shares of the other, except to the extent of his or its pecuniary interest therein.

Date: August 20, 2024

ADVENT LIFE SCIENCES LLP

By:
Rajesh Parekh, General Partner of Advent Life Sciences LLP

ADVENT LIFE SCIENCES FUND II LP

By:
Rajesh Parekh, General Partner of Advent Life
Sciences LLP acting in its capacity as Manager of
Advent Life Sciences Fund II LP

RAJESH PAREKH

SHAHZAD MALIK

KAASIM MAHMOOD

DOMINIC SCHMIDT